FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 November, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 30 November 2020
Completion of Unilever’s Unification

Exhibit 99

Completion of Unilever's Unification

30 November 2020

Unilever is pleased to announce the completion of the unification of its Group legal structure under a single parent company, Unilever PLC.

From today, and for the first time in its history, Unilever now trades with one market capitalisation, one class of shares and one global pool of liquidity, whilst also maintaining the Group's listings on the Amsterdam, London and New York stock exchanges.

Nils Andersen, Chairman of Unilever, said: "This is an important day for Unilever and we would like to thank our shareholders for their strong support of our Unification proposals, which give us greater flexibility for strategic portfolio change, remove complexity and further improve governance."

There will be no change to the operations, locations, activities or staffing levels in either The Netherlands or the United Kingdom as a result of Unification. The headquarters of Unilever's Foods & Refreshment Division will continue to be based in Rotterdam and the Home Care and Beauty & Personal Care Divisions will continue to be headquartered in the United Kingdom.

Further information for shareholders

Dealings in new Unilever PLC shares commence today on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange.

New Unilever PLC shares will be admitted to the Premium Listing segment of the Official List of the UK Financial Conduct Authority ("FCA") and to trading on the London Stock Exchange's Main Market for listed securities with the ticker "ULVR" this morning. Unilever PLC shares will also be admitted to listing and to trading on Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V., under the ticker "UNA" this morning. It is expected that Unilever PLC ADSs will be admitted to trading on the New York Stock Exchange this afternoon.

Following the issue and allotment of 1,460,713,122 new Unilever PLC shares pursuant to Unification, which represent 55.56% of the total number of PLC shares, Unilever PLC's total issued ordinary share capital consists today of 2,629,243,772 ordinary shares of 3 1/9 pence each.

As part of Unification, Unilever NV ceased to exist yesterday, 29 November 2020, as a result of which there have been no dealings, and will be no further dealings, in any Unilever NV securities (including in Unilever NV shares on Euronext in Amsterdam) since that date.

Unilever PLC holds no ordinary shares in treasury. As at today's date, 1,383,237 Unilever PLC shares (including Unilever PLC shares represented by Unilever PLC ADSs) are held by companies in the Unilever Group. The voting rights attaching to those shares are not exercisable. Therefore, the total number of shares with exercisable voting rights in Unilever PLC is 2,627,860,535. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest, or a change to their interest, in Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules. As at today's date, shareholders of Unilever PLC do not have similar notification obligations under applicable Dutch law.

Enquiries
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Media: Media Relations team UK +44 78 2527 3767 lucila.zambrano@unilever.com +44 77 7999 9683 JSibun@tulchangroup.com	Investors: Investor Relations team +44 20 7822 6830 investor.relations@unilever.com

NL +31 10 217 4844 els-de.bruin@unilever.com +31 62 375 8385 marlous-den.bieman@unilever.com

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION
This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC has issued ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of Unilever PLC should only be made on the basis of information that is contained in the Prospectus published by Unilever PLC on 10 August 2020 (the "Prospectus"). The Prospectus contains detailed information about Unilever PLC and its management, as well as financial statements and other financial data. A copy of the Prospectus is available on the website of the Unilever Group at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.